Exhibit 99.2

PROXY

DARKIRIS INC.

(the “Company”)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OCTOBER 6, 2026 (HONG KONG TIME) OR OCTOBER 5, 2026 (EASTERN TIME)

(the “EGM”)

THE BOARD RECOMMENDS A VOTE FOR ALL THE FOLLOWING PROPOSALS.

I/We ___________________________________________________________________________________________

Please Print Name(s)

of _____________________________________________________________________________________________

Please Print Address(es)

Class [A/B] ordinary
being (a) shareholder(s) of the Company with	shares respectively hereby appoint

of
or failing him/her

of

or failing him/her the duly appointed chairperson of the EGM (the “Chairperson”) as my/our proxy to vote for me/us and on my/our behalf at the EGM at any adjournment of the EGM. My proxy is instructed to vote on the resolutions in respect of the matters specified in the Notice of the EGM as indicated below:

1.

RESOLVED, BY SPECIAL RESOLUTION, that, subject to and conditional upon all requisite class consents being obtained:

(a) Article 2.9(b)(ii) and Article 12.3 of the third amended and restated memorandum and articles of association of the Company (the “Third Amended and Restated M&A”) be amended to provide that each Class B ordinary share shall entitle the holder thereof to two hundred (200) votes on all matters subject to vote at general meetings of the Company; and

(b) the fourth amended and restated memorandum and articles of association of the Company in the form presented to the EGM (the “Fourth Amended and Restated M&A”) be adopted as the memorandum and articles of association of the Company by the deletion of the Third Amended and Restated M&A in its entirety and the substitution in its place of the Fourth Amended and Restated M&A.

___ FOR	___ AGAINST	___ ABSTAIN

2.	RESOLVED, BY ORDINARY RESOLUTION, that within one year from the date of the EGM,

(a)	on the date when the closing market price per Class A Ordinary Share of a par value of US$0.0016 each is less than US$1.00, every 50 issued and unissued Class A Ordinary Shares of a par value of US$0.0016 each and every 50 issued and unissued Class B Ordinary Shares of a par value of US$0.0016 each be consolidated into one Class A Ordinary Share of a par value of US$0.08 each and one Class B Ordinary Share of a par value of US$0.08 each, respectively (the “First Share Consolidation”), such that following the First Share Consolidation, the authorised share capital of the Company will be US$500,000,000 divided into 5,625,000,000 Class A Ordinary Shares of a par value of US$0.08 each and 625,000,000 Class B Ordinary Shares of a par value of US$0.08 each; and

(b)	subsequently following the First Share Consolidation, on the date when the closing market price per Class A Ordinary Share of a par value of US$0.08 each is less than US$1.00, every 50 issued and unissued Class A Ordinary Shares of a par value of US$0.08 each and every 50 issued and unissued Class B Ordinary Shares of a par value of US$0.08 each be consolidated into one Class A Ordinary Share of a par value of US$4.00 each and one Class B Ordinary Share of a par value of US$4.00 each, respectively (the “Second Share Consolidation”; each of the First Share Consolidation and the Second Share Consolidation, a “Share Consolidation” and together, the “Share Consolidations”), such that following the Second Share Consolidation, the authorised share capital of the Company will be US$500,000,000 divided into 112,500,000 Class A Ordinary Shares of a par value of US$4.00 each and 12,500,000 Class B Ordinary Shares of a par value of US$4.00 each.

___ FOR	___ AGAINST	___ ABSTAIN

3.	RESOLVED, BY SPECIAL RESOLUTION, that, with effect immediately following completion of the First Share Consolidation, the fifth amended and restated memorandum and articles of association of the Company in the form presented to the EGM (the “Fifth Amended and Restated M&A”) be adopted as the memorandum and articles of association of the Company by the deletion of the Fourth Amended and Restated M&A in its entirety and the substitution in its place of the Fifth Amended and Restated M&A.

___ FOR	___ AGAINST	___ ABSTAIN

4.	RESOLVED, BY SPECIAL RESOLUTION, that, with effect immediately following completion of the Second Share Consolidation, the sixth amended and restated memorandum and articles of association of the Company in the form presented to the EGM (the “Sixth Amended and Restated M&A”) be adopted as the memorandum and articles of association of the Company by the deletion of the Fifth Amended and Restated M&A in its entirety and the substitution in its place of the Sixth Amended and Restated M&A.

___ FOR	___ AGAINST	___ ABSTAIN

This Proxy is solicited on behalf of the management of DarkIris Inc.

Please indicate your voting preference by ticking, or inserting the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the EGM.

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder

__________________________________________

Signature of Joint Shareholder

__________________________________________

Dated: